FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date:	12 August 2004	Title: Associate Company Secretary

2

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Wednesday 11 August 2004

New CEO Australia and CFO appointed

National Australia Bank Group Chief Executive, John Stewart, today announced the appointment of Ahmed Fahour to the new role of Chief Executive Officer Australia and Michael Ullmer as Group Chief Financial Officer.

Michael Ullmer will commence on 1 September and Ahmed Fahour will join the National on 4 October.  Both will also be appointed Executive Directors of the National Australia Bank Board.

“This is an important step toward rejuvenating the National and placing it on a path to sustainable growth in shareholder returns,” Mr Stewart said

“I am delighted to be able to make two appointments that bring such a wealth of Australian and international experience to the National.

“Ahmed Fahour will be responsible for bringing together our three main businesses in Australia – Financial Services Australia and the Australian components of the Corporate and Institutional Bank and the Australian operations of Wealth Management.

“We have decided to move to a regional business model.  This will enable us to improve integration across divisions and build an improved offer to our customers.”

Mr Fahour, 37, was previously the Chairman and CEO of Citigroup Australia and New Zealand, which included corporate and investment banking, consumer banking and investment management and the operations of Smith Barney.

Mr Ullmer, 53, has extensive industry experience in banking and his previous roles have included responsibility for finance, risk management, institutional, business and retail markets.  He was also a partner with Coopers & Lybrand and KPMG where his focus was on financial advisory and audit.

“Michael brings more than 30 years experience in financial services to his role as Chief Financial Officer and has a strong track record for delivering superior returns to shareholders.

“The two new executive directors will be valuable additions to the National Board and it is another important step in the Board renewal program,” the National’s Chairman Graham Kraehe said.  “We expect to announce further non executive appointments in the near future,” he said.

Details of the remuneration packages of both executives are below:

Summary of the key terms and conditions of Mr Fahour’s new employment contract

Mr Fahour’s new employment contract includes two components.

The first component includes base salary and short-term and long-term incentives.  This is in line with Australian and international benchmarks.

The second component, which only applies on commencement with the National, is compensation for accrued value Mr Fahour was due from his previous employer but has foregone to join the National.  This value was in USD and based on US remuneration benchmarks.

Mr Fahour’s new employment contract has been structured in accordance with the National’s performance-oriented framework.  Incentive payments and performance hurdles have been structured to deliver reward for real and sustainable returns to shareholders.

In line with the proposed CLERP 9 requirements, the basis on which any actual short-term incentive payments are made will be disclosed in the annual report and will be presented to shareholders.

Contract Term

Mr Fahour’s contract is for an initial period of four years.  It is effective from 4 October 2004 and will end on 3 October 2008.  The contract will be renewable annually by mutual agreement from that date.

Fixed Remuneration

Mr Fahour’s fixed annual remuneration has been set at $1.5 million and will be reviewed in October 2005.

This amount is inclusive of superannuation and fringe benefits.

Incentive Arrangements

The National’s remuneration philosophy is based on a pay for performance framework. The incentive components of remuneration are performance oriented and structured to reward both individual and business performance.

Short-Term Incentive (“STI”)

The National’s STI Plan has been developed to deliver performance-based, short-term reward and is currently measured through the achievement of Economic Value Added growth over a one-year period and selected Key Result Areas (“KRAs”).

The target value of the STI reward will be 130% of fixed remuneration (ie $1.95 million) with a minimum of 50% of the incentive awarded to be in ordinary shares.  These shares will be forfeited in the event of serious misconduct.

Long-Term Incentive (“LTI”)

Mr Fahour is eligible to receive up to $1.7 million annually in equity in line with the National’s remuneration policies and subject to shareholder approval.

Once-off Compensation on joining the National

As part of the employment offer, the National has agreed to compensate Mr Fahour for the value he was entitled to from his previous employer but has foregone as a consequence of joining the National.  This is not an ongoing part of Mr Fahour’s compensation.

This compensation is made up of a mixture of cash, restricted shares, performance options and performance rights.

This approach was selected as it is considered superior to a full cash buyout.

On commencement, Mr Fahour will receive:

•      $1.45M in performance options and performance rights (see point 1 Valuation of performance options and rights above).  This equates to approximately 160,000 options and 40,000 rights.  These performance options and performance rights will have the Total Shareholder Return hurdles and conditions (outlined below).  These options and rights are forfeited on resignation or misconduct.

•      $2M in “Type 1” restricted shares.  These shares will vest progressively over the 4-year contract.  On resignation, any unvested shares will be forfeited.  In the event of misconduct all the shares will be forfeited.

•      $6M in “Type 2” restricted shares.  These shares will vest at different dates over the life of the contract.  Any unvested shares will be forfeited in the event of misconduct.

•      In January 2005 Mr Fahour will receive $3.9M in cash.  This payment represents the current year incentive forgone from Citigroup.

•      Direct relocation costs have been provided including an amount for the selling costs of Mr Fahour’s principal residence in the USA and buying costs attributable to the purchase of a similar residence in Melbourne.

1.     Valuation of performance options and rights

The annualised financial value of the LTI reward on commencement is estimated to be $1.45 million.

Valuations of the National’s performance options and performance rights are carried out by independent consultants, Mercer Finance and Risk Consulting, and are a simulated version of the Black-Scholes method as prescribed by AASB1046.

This simulation approach allows the valuation to take into account both the probability of achieving the performance hurdle required for the options or rights to vest, and the potential for early exercise of vested options or rights.  The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of options or rights vesting (which may be zero), and the option or right holder’s ability to exercise the option or right.

2.     Performance Options and Performance Rights Hurdle

The performance hurdles have been developed, giving consideration to Recommendation 9.2 of Principle 9 of the ASX Guidelines and to the Investment and Financial Services Association Guidance Note No.12 (“IFSA Guidance Note”), to provide reward only for materially improved shareholder returns.

Performance options and rights cannot be exercised by Mr Fahour before the third anniversary of his commencement as Chief Executive Officer, Australia and must be exercised before the fifth anniversary.

The LTI Plan is designed to reward long-term sustainable business performance measured by a relative Total Shareholder Return (“TSR”) performance hurdle.  The performance hurdle will be measured during the exercise period by comparing the National’s TSR with that of two comparator groups.  Fifty percent of the LTI will be measured against the top 50 companies in the S&P/ASX 100 Index, excluding the National.  The remaining 50% will be measured against a basket of major financial services companies in the S&P/ASX 200 Index, excluding the National.  The companies to be used in each comparator group will be approved by the Compensation Committee.

The performance options and performance rights become exercisable depending on the National’s percentile ranking within each of the comparator groups.  The National must rank at the 51st percentile for any performance options or rights to become exercisable and remain at this ranking for a period of 30 consecutive days.  If the ranking is at the 51st percentile, 50% of the performance options or rights will be exercisable. For each 1% increase above the 51st percentile an additional 2% of performance options or rights will become exercisable, with 100% being exercisable where the National ranks at or above the 76th percentile.

Arrangements upon termination

In accordance with Recommendation 9.1 of Principle 9 of the ASX Guidelines, Mr Fahour’s termination entitlements have been agreed in advance and are disclosed below:

•      Completion of employment contract

Mr Fahour will be entitled to any performance options and rights, and any deferred/ restricted shares issued, on completion of the employment agreement.

•      Resignation by Mr Fahour

Mr Fahour may resign from the National by giving three months’ written notice. If Mr Fahour resigns any unvested “type 1” restricted shares would be forfeited.  All the remaining restricted shares would transfer to Mr Fahour.

•      Summary termination by the National

The National may summarily terminate Mr Fahour’s employment contract with immediate effect.  All deferred issued shares, and performance options and rights, would be forfeited by Mr Fahour.

•      Termination on notice

The National may terminate Mr Fahour’s employment contract by giving Mr Fahour 12 months notice or payment in lieu based on fixed remuneration.  All the restricted/deferred shares, performance options and rights will transfer to Mr Fahour but the options and rights would remain subject to the achievement of the performance hurdles.

•      Non-solicitation

For a period of 12 months from the date of Mr Fahour’s cessation of employment for any reason, Mr Fahour cannot solicit or entice from the National any employees or customers of the National.

•      Non-competition covenants

For a period of 6 months from the date of Mr Fahour’s cessation of employment for any reason, Mr Fahour cannot participate in a business that is in direct competition with the National.

Summary of the key terms and conditions of Mr Ullmer’s new employment contract

Mr Ullmer’s new employment contract has been structured in accordance with the National’s performance-oriented framework and each element of remuneration has been benchmarked against other leading companies and international banks in terms of level of remuneration and total reward mix.

Incentive payments and performance hurdles have been structured to deliver reward for real and sustainable returns to shareholders.

Contract Term

Mr Ullmer’s contract is for an initial period of four years.  It is effective 1 September 2004 and will end on 31 August 2008.  The contract will be renewable annually by mutual agreement from that date.

Fixed Remuneration

Mr Ullmer’s fixed annual remuneration has been set at $1.0 million and will not be reviewed until October 2005.

This amount is inclusive of superannuation and fringe benefits.  Direct relocation costs have been provided in accordance with the National’s relocation policy.

Incentive Arrangements

The National’s remuneration philosophy is based on a pay for performance framework. The incentive components of remuneration are performance oriented and structured to reward both individual and business performance.

Short-Term Incentive (“STI”)

The National’s STI Plan has been developed to deliver performance-based, short-term reward and is currently measured through the achievement of Economic Value Added growth over a one-year period and selected Key Result Areas (“KRAs”).

The target value of the STI reward will be 100% of fixed remuneration (ie $1.0 million) with a minimum of 50% of the incentive awarded to be in ordinary shares of the National.  These shares will be forfeited in the event of serious misconduct.

Long-term Incentive (“LTI”)

Mr Ullmer is eligible to receive up to $1.3 million annually in equity in line with the National’s remuneration policies and subject to shareholder approval.

NAB Securities Issued on Commencement

As part of the employment offer, the National has agreed to issue NAB securities to Mr Ullmer on commencement with the National.

On commencement, Mr Ullmer will receive:

•      $1M in performance options and performance rights (see point 1 Valuation of performance options and rights below).  This equates to approximately 100,000 options and 25,000 rights.  These performance options and performance rights will have the same Total Shareholder Return hurdles (see point 2 Performance Options and Rights Hurdle above) and conditions as Mr Stewart’s.  These options and rights are forfeited on resignation or misconduct.

1.     Valuation of performance options and rights

The annualised financial value of the LTI reward is estimated to be $1 million.

Valuations of the National’s performance options and performance rights are carried out by independent consultants, Mercer Finance and Risk Consulting, and are a simulated version of the Black-Scholes method as prescribed by AASB1046.

This simulation approach allows the valuation to take into account both the probability of achieving the performance hurdle required for the options or rights to vest, and the potential for early exercise of vested options or rights.  The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of options or rights vesting (which may be zero), and the option or right holder’s ability to exercise the option or right.

2.     Performance Options and Performance Rights Hurdle

The performance hurdles have been developed, giving consideration to Recommendation 9.2 of Principle 9 of the ASX Guidelines and to the Investment and Financial Services Association Guidance Note No.12 (“IFSA Guidance Note”), to provide reward only for materially improved shareholder returns.

Performance options and rights cannot be exercised by Mr Ullmer before the third anniversary of his commencement as Chief Executive Officer NAB Australia and must be exercised before the fifth anniversary.

The LTI Plan is designed to reward long-term sustainable business performance measured by relative Total Shareholder Return (“TSR”) performance hurdle.  The performance hurdle will be measured during the exercise period by comparing the National’s TSR with that of two comparator groups.  Fifty percent of the LTI will be measured against the top 50 companies in the S&P/ASX 100 Index, excluding the National.  The remaining 50% will be measured against a basket of major financial services companies in the S&P/ASX 200 Index, excluding the

National.  The companies to be used in each comparator group will be approved by the Compensation Committee.

The performance options and performance rights become exercisable depending on the National’s percentile ranking within each of the comparator groups.  The National must rank at the 51st percentile for any performance options or rights to become exercisable and remain at this ranking for a period of 30 consecutive days.  If the ranking is at the 51st percentile, 50% of the performance options or rights will be exercisable. For each 1% increase above the 51st percentile an additional 2% of performance options or rights will become exercisable, with 100% being exercisable where the National ranks at or above the 76th percentile.

Arrangements upon termination

In accordance with Recommendation 9.1 of Principle 9 of the ASX Guidelines, Mr Ullmer’s termination entitlements have been agreed in advance and are disclosed below:

•      Completion of employment contract

Mr Ullmer will be entitled to any performance options and rights, and any deferred/issued shares, on completion of the employment agreement.

•      Resignation by Mr Ullmer

Mr Ullmer may resign from the National by giving three months’ written notice. If Mr Ullmer resigns all performance options and performance rights would be forfeited.

•      Summary termination by the National

The National may summarily terminate Mr Ullmer’s employment contract with immediate effect.  All performance options and rights, would be forfeited by Mr Ullmer.

•      Termination on notice

The National may terminate Mr Ullmer’s employment contract by giving Mr Ullmer 12 months notice or payment in lieu based on fixed remuneration.  All the restricted/deferred shares, performance options and rights will transfer to Mr Fahour but the options and rights would remain subject to the achievement of the performance hurdles.

•      Non-solicitation and non-competition covenants

For a period of 12 months from the date of Mr Ullmer’s cessation of employment for any reason, Mr Ullmer cannot solicit or entice from the National any employees or customers of the National or participate in a business that is in direct competition with the National.

Biographical Details:

Ahmed Fahour

Ahmed Fahour is an Australian citizen and holds a Bachelor of Economics from La Trobe University and an MBA from the University of Melbourne Graduate School of Management.

Ahmed joined Boston Consulting Group (formerly Pappas Carter Evans & Koop) in 1987.  After undertaking roles that covered post-merger integration, corporate vision and strategy and mergers and acquisitions he was appointed a director in 1997.

As a member of the Partner Group of Boston Consulting he was responsible for the Asia Pacific region.  His clients included several major Australian companies.

In 1999 he was appointed Managing Director of iFormation Group, a private equity joint venture with Boston Consulting Group, Goldman Sachs and General Atlantic Partners.

He joined Citigroup in 2000 as head of Corporate Development reporting to the CEO/Chairman and was a member of the management committee.

At Citigroup he developed a framework to assess performance and strategy of all 30 business units.

Other responsibilities included the development of an executive management reporting system, analysis of merger and acquisition opportunities and the development of cross-selling within Citigroup.  This resulted in a marked rise in the cross sell ratio and number of products per customer.

He was subsequently appointed Vice Chairman Citigroup Investments as well as CEO Alternative Investments.

Ahmed was appointed as CEO of Citigroup in Australia and New Zealand earlier this year.

Michael Ullmer

Michael Ullmer has more than 30 years’ experience in financial services.  He has extensive industry experience in banking and his previous roles have included responsibility for finance, risk management, institutional, business and retail markets.

Michael is a Fellow of the Institute of Chartered Accountants, a Fellow of the Australian Institute of Banking and Finance and an Associate of the Securities Institute of Australia.

He started his career as an accountant with KPMG (then Peat Marwick Mitchell) in London in 1972 and immigrated to Melbourne to manage the Australian firm’s national technical department in Sydney from 1981 to 1983.

In 1982, Michael was admitted as a KPMG partner and returned to Melbourne in 1983 to become the Chairman of the firm’s Australasian Banking Group in 1987.  In this role, he was the audit engagement partner for ANZ and performed a wide range of advisory assignments for financial institutions, covering strategy, treasury risk management, due diligence and financial accounting issues.

In 1992, Michael joined Coopers & Lybrand as Chairman of the firm’s Asia-Pacific Financial Services Group which covered all services by the firm to banks, funds management and insurance companies. In this role he performed an advisory role on the recapitalisation and demutualisation of National Mutual and the integration of Suncorp insurance and Metway Bank.

In 1997, Michael took up the role of Group Executive, Financial and Risk Management at the Commonwealth Bank of Australia, where he was responsible for investor relations, group finance, taxation, group risk management, balance sheet and capital management, group legal and internal audit.

During this period, he led the team responsible for the acquisition of Colonial, implemented an integrated risk management framework and led a greater level of engagement with the investment community.

Most recently, Michael has held the role of Group Executive, Institutional and Business Services at Commonwealth Bank.  In this role, Michael restructured the business into three market segments to form a division comprising 6,000 people, serving 190,000 customers and generating over $1 billion in net profit after tax.

For further information:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations

03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

Or visit www.nabgroup.com